Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-00000), which incorporates by reference Form S-8 No. 333-89014, pertaining to the Brown Shoe Company, Inc. Incentive and Stock Compensation Plan of 2002, as amended, of our report dated March 13, 2006, except for the second paragraph of Note 15, as to which the date is April 3, 2006, with respect to the consolidated financial statements and schedule and our report dated March 13, 2006, with respect to Brown Shoe Company, Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Brown Shoe Company, Inc., both of which are included in its Annual Report (Form 10-K) for the year ended January 28, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

St. Louis, Missouri
May 23, 2006